HC Capital Trust Institutional Value Equity Portfolio

Amendment No. 1 to the Portfolio Management Agreement

Amendment, made as of September 30, 2013, to the Portfolio Management Agreement dated December 5, 2008 (the “Agreement”) between the HC Capital Trust (formerly known as The Hirtle Callaghan Trust) (the “Trust”), an investment company registered under the Investment Company Act of 1940 as an open-end, series, management investment company, and AllianceBernstein L.P. (“Portfolio Manager”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to a portion of the HC Capital Trust Institutional Value Equity Portfolio (“Portfolio”), a separate series of the Trust, pursuant to the Agreement; and

WHEREAS, the Portfolio Manager has agreed to amend the Agreement in a manner that will reduce the fee payable to the Portfolio Manager, as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that, effective October 1, 2013, Section 4 of the Agreement will be replaced in its entirety by the following:

4. Expenses and Compensation. (a) Except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses. For its services under this Agreement, the Portfolio shall pay to the Portfolio Manager a maximum annual fee of 0.37% of the average daily net assets of the Account (“Maximum Fee”).

(b) Subject to the foregoing, the actual fee that the Portfolio Manager shall be entitled to receive from the Portfolio shall be calculated daily and payable quarterly, at the annual rate of 0.37% of the first $150 million of the Combined Assets (as defined below), 0.35% of the next $150 million of Combined Assets and 0.29% of the Combined Assets exceeding $300 million.

(c) For purposes of this Agreement:

(i)	“Combined Assets” shall mean the sum of (i) the net assets of the Account; (ii) the net assets of that portion of The Value Equity Portfolio of the Trust allocated to the Portfolio Manager from time-to-time; and (iii) the net assets of each other investment advisory account for which Hirtle Callaghan & Co. serves as investment adviser and for which Portfolio Manager provides portfolio management services in accordance with Portfolio Manager’s U.S. Strategic Value investment strategy (“Other Hirtle Accounts”).

(ii)	“Average Quarterly Net Assets” shall mean the average of the average daily net asset values of the Account and, the average of the average daily net asset values of The Value Equity Portfolio of the Trust allocated to the Portfolio Manager from time-to-time and/or the average of the net asset values of the Other Hirtle Accounts, as the case may be, as of the last business day of each of the three months in the calendar quarter. It is understood that the average daily net asset value of the Account and The Value Equity Portfolio shall be calculated in accordance with the policies of the Trust as set forth in the Trust’s prospectus as it may be amended from time to time and that the net asset value of the Other Hirtle Accounts shall be calculated by the applicable custodian or valuation agent and that income accruals and receivables shall be included in making such calculation.

(iii)	The fee payable to the Portfolio Manager by the Portfolio shall be paid and billed in arrears based on the Average Quarterly Net Assets of the Combined Assets during the preceding calendar quarter. The fee payable shall be calculated by applying the annual rate, as set forth in the fee schedule above, to the Average Quarterly Net Assets of the Combined Assets, multiplying by 365, dividing by the number of calendar days in the preceding calendar quarter; and multiplying by a factor that is equal to the proportion that the Quarterly Average Net Assets of the Account bears to the Combined Assets.

(iv)	For a calendar quarter in which this Agreement becomes effective or terminates, the portion of the Portfolio Manager’s fee due hereunder with respect to the Account shall be prorated on the basis of the number of days that the Agreement is in effect during the calendar quarter.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute an original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized representatives as of the date first above written.

HC CAPITAL TRUST

/s/ Colette Bull
By: Colette Bull
Title: Vice President & Treasurer

ALLIANCEBERNSTEIN L.P.

/s/ Louis T. Mangan
By: Louis T. Mangan
Title: Assistant Secretary

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